Company Contact:	Investor Relations Contact:
Paul Abramowitz	Lippert/Heilshorn & Associates
Chief Executive Officer	Moriah Shilton
425-424-3324	415-433-3777
Mshilton@lhai.com

Neah Power Systems Will Compete for Department of Defense Wearable Power Prize

BOTHELL, Wash. - August 6, 2007 (BUSINESS WIRE)--Neah Power Systems, Inc. (OTCBB: NPWS), a developer of fuel cells for military applications, notebook computers and portable electronic devices, intends to enter the Wearable Power Competition sponsored by Department of Defense (DoD) Research & Engineering.

According to Frost and Sullivan, U.S. demand for batteries in military and aerospace applications should grow from $929.9 million in 2002 to $1,221.6 million by 2009. A recent study by experts at Pacific Northwest National Laboratory in Richland, WA indicated a typical soldier carries five electronic devices and that number could rise to eight or nine over the next decade. Ultra portable sustainable energy sources are crucial to the safety and operations of war fighters as current batteries require frequent recharging, are inefficient in both cost and performance, and are too heavy.

The goal of the competition is to develop a superior portable power system for U.S. soldiers in the form of a wearable power system that lasts at least four days and cuts the weight of the energy source to four kilograms or less, half of that of current batteries.

“Fuel cells are a viable energy source and replacement for today’s standard disposable batteries.” said Paul Abramowitz, CEO of Neah Power Systems, “Our goal is to leverage our fuel cells technology to design the longest lasting and lightest system prototype for the war fighters; therefore, entering this competition is a natural next step. Neah Power Systems remains on track for delivering our 10-Watt fuel cell prototype by the end of the third quarter.”

Neah Power Systems is developing a series of fully self-contained fuel cells for military application. The company’s 10-Watt prototype, expected to be completed by the end of the third quarter, will be capable of producing 10 Watts of power and will have the same footprint as the standard disposable BA-5590 battery widely used in the military today. The Enhanced 10-Watt prototype, expected by year end, will use enhanced materials needed for the 45-Watt prototype. The 45-Watt prototype, which is expected to be completed in 2008, will be capable of producing 45 Watts of peak power and have 300 Watt-hours capability at 20 Watts average operating power.

The DoD “Wearable Power Competition” electric power system will be required to

•	Operate continuously for 96 hours,

•	Weigh four kilograms or less - including energy source and attachments,

•	Attach to a garment, most likely a vest, and

•	Provide 20 Watts average electric power for 96 hours with peak operation up to 200 Watts.

Submission registrations are due by November 30, 2007, and competitors are to submit the notice of intent to compete and system description by June 2008. The prototype demonstrations are planned to be held in fall 2008 at a location to be announced later. For more information on the competition please visit http://www.dod.mil/ddre/prize/topic.htm.

About Neah Power Systems
Neah Power Systems, Inc. is a leading developer of fuel cells for military applications, notebook computers and portable electronic devices. The company's patented, porous silicon-based design will provide long-lasting, efficient and safe power solutions. As an emerging leader in fuel cell technology, Neah Power's products will allow users to extend the operating time of 10 to 100 watt devices multiple times beyond that of conventional batteries. Further company information can be found at our Website www.neahpower.com.

Forward-Looking Statements
Except for statements of historical fact, the matters discussed in this press release are forward looking and made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect numerous assumptions and involve a variety of risks and uncertainties, many of which are beyond the company's control that may cause actual results to differ materially from stated expectations. These risk factors include, among others, limited operating history, difficulties in developing and commercializing new technologies, and additional risk factors as discussed in the reports filed by the company with the Securities and Exchange Commission, which are available on its website at http://www.sec.gov.